September 13, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hyster-Yale Materials Handling, Inc.
Amendment No. 3 to the Registration Statement on Form S-1
Filed September 13, 2012
File No. 333-182388

Ladies and Gentlemen:

This letter is submitted on behalf of Hyster-Yale Materials Handling, Inc. (“Hyster-Yale” or the “Company”) regarding the filing today of Amendment No. 3 to the Registration Statement on Form S-1 of Hyster-Yale (File No. 333-182388) (the “Third Amendment”), including the preliminary prospectus included in the Third Amendment (the “Prospectus”). The Third Amendment reflects the inclusion of certain exhibits as well as other revisions updating the Prospectus. In addition, as requested in prior Comment 8 to Amendment No. 2 to the Registration Statement on Form S-1, Exhibit 10.37 has been filed with exhibits. Exhibit 10.37, formerly Exhibit 10.32, is the agreement relating to the joint venture in China described on page X-8 of the Prospectus.

The Company is in the process of finalizing the arrangements to consummate this transaction. Your prompt attention to review of these materials will help facilitate the timely completion of the transaction and is appreciated. Please contact the undersigned at (216) 586-7017 if you have any further questions or comments concerning the Third Amendment. Thank you for your attention to this matter.

Very truly yours,

/s/ Thomas C. Daniels

Thomas C. Daniels

cc:	Charles A. Bittenbender
Kenneth C. Schilling
Jennifer M. Langer
Suzanne S. Taylor
Randi C. Lesnick